                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                    WESTERN BANCORP
                                   (Name of Issuer)

                             Common Stock, No Par Value
                            (Title of Class of Securities)

                                      957683105
                                    (CUSIP Number)

                                 Lee R. Mitau, Esq.
              Executive Vice President, General Counsel and Secretary
                                    U.S. Bancorp
                                  U.S. Bank Place
            601 Second Avenue South, Minneapolis, Minnesota, 55402-4302
                                   (612) 973-0363
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                    May 19, 1999
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

CUSIP No. 957683105                SCHEDULE 13D                           Page 2

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1    NAMES OF REPORTING PERSONS:                             U.S. Bancorp
     IRS IDENTIFICATION NOS. OF ABOVE PERSONS:               41-0255900

--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                             (b) [  ]

--------------------------------------------------------------------------------

3    SEC USE ONLY

--------------------------------------------------------------------------------

4    SOURCE OF FUNDS:                                        WC, OO (See Item 3)


--------------------------------------------------------------------------------

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                         [  ]

--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION:                   Delaware

--------------------------------------------------------------------------------

                    7    SOLE VOTING POWER:                  4,201,049
                                                             (consisting of
                                                             an option to
       NUMBER OF                                             acquire up to
                                                             4,201,049
        SHARES                                               shares in
                                                             certain
     BENEFICIALLY                                            circumstances)
                                                             (See Items 4 and 5)
       OWNED BY     -----------------------------------------------------------
                    8    SHARED VOTING POWER:                0
        EACH
                    -----------------------------------------------------------
      REPORTING     9    SOLE DISPOSITIVE POWER:             4,201,049
                                                             (consisting of
        PERSON                                               an option to
                                                             acquire up to
         WITH                                                4,201,049
                                                             shares in
                                                             certain
                                                             circumstances)
                                                             (See Items 4 and 5)
                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER:           0

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON:                                  4,201,049
                                                             (consisting of
                                                             an option to
                                                             acquire up to
                                                             4,201,049
                                                             shares in
                                                             certain
                                                             circumstances)
                                                             (See Items 4 and 5)
--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                 [ ]

--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     19.9%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON:                               HC

--------------------------------------------------------------------------------

CUSIP No. 957683105                  SCHEDULE 13D                         Page 3

ITEM 1.   SECURITY AND ISSUER.

     The title and class of shares to which this statement relates is the Common Stock, no par value (the "Western Common Stock"), of Western Bancorp, a California corporation ("Western"). Western's principal executive offices are located at 4100 Newport Place, Suite 900, Newport Beach, California 92660.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  Name of Person Filing:

          U.S. Bancorp

     (b)  Address of Principal Business Office:

          U.S. Bank Place
          601 Second Avenue South
          Minneapolis, Minnesota  55402-4302

     (c)  Principal Business:

          U.S. Bancorp ("USB") is a regional bank holding company with its headquarters in Minneapolis, Minnesota, and its operations concentrated in 17 Midwestern, Rocky Mountain and Western States.

     The name, business address, present principal occupation or employment and citizenship of each director and executive officer of USB are set forth in Annex A hereto and are incorporated herein by reference.

     (d)  Criminal Proceedings:

          During the last five years, neither USB nor any executive officer or director of USB has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e)  Civil Proceedings:

          During the last five years, neither USB nor any executive officer or director of U.S. Bancorp has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 957683105                     SCHEDULE 13D                     Page 4

     (f)  Place of Organization:

          Delaware

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Stock Option Agreement, dated as of May 19, 1999 (the "Stock Option Agreement"), between USB and Western, described below in Item 4, Western granted to USB an option to purchase up to 4,201,049 shares of Western Common Stock at a price of $40.125 per share, exercisable only upon the occurrence of certain events. The exercise of the option to purchase the full number of shares of Western Common Stock currently covered thereby would require aggregate funds of $168,567,091.13. If USB were to purchase shares of Western Common Stock pursuant to the Stock Option Agreement, USB currently anticipates that such funds would be provided from USB's working capital, dividends from USB subsidiaries or by borrowings from other sources yet to be determined.

ITEM 4.   PURPOSE OF TRANSACTION.

     On May 19, 1999, USB and Western entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Western will be merged with and into USB (the "Merger"). The Merger is subject to receipt of regulatory approvals, the approval of Western's shareholders and other closing conditions.

     As a result of the Merger, each outstanding share of Western Common Stock will be converted into 1.2915 shares of common stock of USB ("USB Common Stock"). Consummation of the Merger would result in the Western Common Stock ceasing to be outstanding or authorized to be quoted on The Nasdaq Stock Market, Inc.'s National Market System ("Nasdaq") and the termination of registration pursuant to Section 12(g)(4) of the Act.

     Pursuant to the Merger Agreement, Western has agreed not to pay quarterly dividends on Western Common Stock in excess of $.225 per share.

     The Merger will be a tax-free reorganization and will be accounted for as a purchase transaction. The Merger is subject to a number of conditions set forth in the Merger Agreement. The Merger Agreement is attached hereto as Exhibit
99.1 and is incorporated herein by reference.

     As a condition and inducement to USB's entering into the Merger Agreement, Western entered into the Stock Option Agreement with USB. Pursuant to the Stock Option Agreement, Western has granted to USB an option (the "Option") to purchase up to 4,210,049 shares (the "Option Shares") of Western Common Stock at a price of $40.125 per share, exercisable only upon the occurrence of certain events. Under certain circumstances set forth in the Stock Option Agreement, USB, as grantee of the Option, may surrender the Option to Western in exchange for a payment of $35 million (which amount is subject to adjustment in the manner set forth in the Stock Option Agreement in the event the Option theretofore has been exercised in part). The Stock Option Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

     Except as set forth in this Item 4, USB has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through
(j) of Item 4 of Schedule 13D.

     The preceding summary of certain provisions of the Merger Agreement and the Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

CUSIP No. 957683105                   SCHEDULE 13D                      Page 5

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). Pursuant to the Stock Option Agreement, USB has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 4,201,049 shares of Western Common Stock, which represents beneficial ownership of approximately 19.9% of the shares of Western Common Stock currently outstanding. If USB were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the Option granted under the Stock Option Agreement is exercisable, USB disclaims beneficial ownership of such shares of Western Common Stock subject to the Stock Option Agreement.

     USB and U.S. Bancorp Piper Jaffray Inc., an indirect wholly owned subsidiary of USB ("Piper"), may be deemed to beneficially own from time to time shares of Western Common Stock acquired in ordinary course trading and market-making activities by Piper. USB may also be deemed to beneficially own shares of Western Common Stock held in client accounts with respect to which Piper or employees of Piper have voting or investment discretion, or both ("Managed Accounts"). USB and Piper disclaim beneficial ownership of the shares of Western Common Stock held in Managed Accounts.

     To the best knowledge of USB, no executive officer or director of USB beneficially owns any shares of Western Common Stock.

     (c) Except as described above and except for those shares bought or sold by Piper in ordinary course trading and market-making activities, there have been no transactions in shares of Western Common Stock by USB, or, to the best knowledge of USB, any of USB's executive officers and directors during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On May 19, 1999, in connection with the execution of the Merger Agreement, USB entered into voting agreements (each, a "Voting Agreement") with Adriana M. Boeka, Robert M. Borgman, Suzanne R. Brennan, Rice E. Brown, Julius G. Christensen, John M. Eggemeyer, William C. Greenbeck, Arnold C. Hahn, Robert L. McKay, David I. Rainer, Bernard E. Schneider, Hugh S. Smith, Jr., Mark H. Stuenkel, Matthew P. Wagner, Dale E. Walter, Castle Creek Capital Partners Fund I LP, Castle Creek Capital Partners Fund IIa LP and Castle Creek Capital Partners Fund IIb LP, each solely in their capacities as shareholders of Western. Each of these shareholders has agreed to vote all shares of Western Common Stock owned or controlled by such shareholder in favor of the Merger, and each shareholder has described his or her intention not to sell or dispose of any of his or her shares of Western Common Stock prior to the Merger. In the Voting Agreements, each shareholder also agreed not to solicit any proposals or offers relating to any merger or other business combination involving Western during the term of the Merger Agreement. The Voting Agreements terminate upon the termination of the Merger Agreement prior to the effective time of the Merger or upon the effective time of the Merger, as more fully described in the Voting Agreements. As of May 19, 1999, the shareholders of Western that have entered into the Voting Agreements owned 3,817,382 outstanding shares of Western Common Stock (representing approximately 18.1% of the outstanding shares of Western Common Stock).

     The preceding summary of the Voting Agreements is qualified in its entirety by reference to the full text of such agreements, a form of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

     Except as set forth in Items 3, 4, 5 and 6, neither USB nor, to the best knowledge of USB, any of its directors or executive officers has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of Western.

CUSIP No. 957683105                    SCHEDULE 13D                      Page 6

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     99.1 Agreement and Plan of Merger, dated as of May 19, 1999, by and between U.S. Bancorp and Western Bancorp.

     99.2 Stock Option Agreement, dated as of May 19, 1999, by and between U.S. Bancorp and Western Bancorp.

     99.3 Form of Voting Agreement.

CUSIP No. 957683105                   SCHEDULE 13D                       Page 7


                                      SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 1, 1999
                                        U.S. BANCORP


                                        By     /s/ Susan E. Lester
                                          --------------------------------------
                                             Susan E. Lester
                                             Executive Vice President and Chief
                                             Financial Officer

                                                                      ANNEX A

                              IDENTITY AND BACKGROUND


The following table sets forth the names, addresses and principal occupations of the executive officers and directors of USB. Except as set forth below, the principal business address of each such director and executive officer is the address of USB, U.S. Bank Place, 601 Second Avenue
South, Minneapolis, Minnesota, 55402-4302. Each of such directors and executive officers is a citizen of the United States.

Name and Principal Business Address      Occupation
-----------------------------------      ----------
John F. Grundhofer                       Director; Chairman of the
                                         Board, President and Chief Executive
                                         Officer

Gary T. Duim                             Vice Chairman

Philip G. Heasley                        Vice Chairman

Robert D. Sznewajs                       Vice Chairman

Richard A. Zona                          Vice Chairman

J. Robert Hoffmann                       Executive Vice President and Chief
                                         Credit Officer

Susan E. Lester                          Executive Vice President and Chief
                                         Financial Officer

Lee R. Mitau                             Executive Vice President, General
                                         Counsel and Secretary

Daniel C. Rohr                           Executive Vice President, Commercial
                                         Banking and Business Banking

Robert H. Sayre                          Executive Vice President, Human
                                         Resources

Terrance R. Dolan                        Senior Vice President and Controller

David P. Grandstrand                     Senior Vice President and Treasurer



Linda L. Ahlers                          Director; President, Department Store
Dayton Hudson Corporation                Division, Dayton Hudson Corporation
700 Nicollet Mall
Minneapolis, Minnesota 55402

Harry L. Bettis                          Director; Rancher

Arthur D. Collins, Jr.                   Director; President and Chief Operating
Medtronic, Inc.                          Officer, Medtronic, Inc.
7000 Central Avenue, N.E.
Minneapolis, Minnesota 55432

Peter H. Coors                           Director; Vice Chairman and Chief
Coors Brewing Company                    Executive Officer, Coors Brewing
311 Tenth Street, NH300                  Company
Golden, Colorado 80901

Robert L. Dryden                         Director; Executive Vice President,
                                         Airplane Production (Retired), The
                                         Boeing Company

Joshua Green III                         Director; Chairman and Chief Executive
Joshua Green Corporation                 Officer, Joshua Green Corporation
1425 4th Avenue, Suite 420
Seattle, Washington 98101

Delbert W. Johnson                       Director; Chairman and Chief Executive,
Pioneer Metal Finishing                  Officer, Pioneer Metal Finishing
1717 W. River Road North
Minneapolis, Minnesota 55411

Joel W. Johnson                          Director; Chairman, President and
One Hormel Place                         Chief Executive Officer, Hormel
Austin, Minnesota 55912                  Foods Corporation



                                         -2-

Jerry W. Levin                           Director; Chairman and Chief Executive
Sunbeam Corporation                      Officer, Sunbeam Corporation
35 E. 62nd Street
New York, New York 10021

Edward J. Phillips                       Director; Chairman and Chief Executive
Phillips Beverage Company                Officer, Phillips Beverage Company
25 Main Street S.E.
Minneapolis, Minnesota 55414

Paul A. Redmond                          Director; Chairman and Chief Executive
                                         Officer (Retired), Avista Corp.

Richard G. Reiten                        Director; President and Chief Executive
Northwest Natural Gas Company            Officer, Northwest Natural Gas Company
220 N.W. 2nd Avenue
Portland, Oregon 97209

S. Walter Richey                         Director; Former Chairman and Chief
Meritex, Inc.                            Executive Officer, Meritex, Inc.
1710 International Centre
900 Second Avenue South
Minneapolis, Minnesota 55402

Warren R. Staley                         Director; President and Chief
15615 McGinty Road West                  Executive Officer, Cargill,
Wayzata, Minnesota 55391                 Incorporated


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